NEW GLOBAL ENERGY, INC.

Post Office Box 427

Cocoa, Florida  32923

321-636-5804

June 14, 2012

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Attn:

Loan Lauren P. Nguyen, Special Counsel

Re:

New Global Energy, Inc.

Registration Statement on Form S-1/A Amendment No 3

File No. 333-179669

Ladies and Gentlemen:

Please consider this a request for acceleration of the effective date of the registration statement referred to above to Monday, June 18, 2012 at 4:00 P.M. EDT or as soon thereafter as practical.

The Company acknowledges

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or requests, please contact the undersigned at 321 636 5804.   Thank you for your efforts and attention regarding this matter.

Very truly,

/S/ John Potter

John Potter

President